March 26, 2015

VIA EDGAR

Mr. Jay Williamson, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:           FORUM FUNDS II
NWS International Property Fund (the “Fund”)
(File Nos. 811-22842 and 333-188521)

Dear Mr. Williamson:

On January 16, 2015, Forum Funds II (“Registrant”) filed Post-Effective Amendment No. 24 (“PEA 24”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosure in the Fund’s prospectus, statement of additional information, and Part C (accession number 0001435109-15-000042) (the “Registration Statement”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Wednesday, February 25, 2015 regarding PEA 24 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed pursuant to Rule 485(a) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”). In addition, Registrant requests that effectiveness under the 1933 Act of the above-referenced Registration Statement be accelerated to March 31, 2015 pursuant to Rule 461 of Regulation C.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS

Comment 1: Please confirm that the Registrant will include all of the redacted fee and expense information in the final Registration Statement.

Response: Registrant has revised the disclosure to include all of the appropriate fee and expense information, consistent with the Staff’s comment. Specifically, Registrant notes the inclusion of the advisory fee and expenses in the Annual Fund Operating Expenses table, as well as in the Management section of the Prospectus.

Comment 2: The Fund’s investment objective references capital appreciation, whereas the Fund’s principal investment strategies emphasize current income and liquidity. Please address this discrepancy or advise as to why no revision is necessary.

Response: Registrant affirms that capital appreciation, current income, and liquidity are each a key component of the Fund’s investment objective and principal investment strategy. Registrant has revised the Principal Investment Strategies to reflect the importance of capital appreciation, consistent with the Staff’s comment. There have been no changes to the Fund’s investment objective. The relevant language in the principal investment strategies has been revised as follows:

“In selecting securities for the Fund’s portfolio, the Adviser employs a combination “top-down” and “bottom up” approach that focuses on companies that are well positioned to benefit from future trends in those countries that have established property markets with appropriate risk/return profiles.  The Adviser focuses on securities that provide capital appreciation, current income and liquidity.”

Comment 3: The Fund’s investment objective references “equity-linked securities,” whereas the Fund’s principal investment strategies refer only to equity securities. To the extent that equity-linked securities are distinct from equity securities, and to the extent that equity-linked securities will be a principal investment of the Fund, please explain how the Registrant defines equity-linked securities or advise as to why no revision is necessary.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. The relevant language in the principal investment strategies has been revised as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in the equity securities and equity-linked securities of international property companies with a primary emphasis on equity real estate investment trusts (“REITs”) or REIT-like structures that are principally engaged in the ownership, construction, management, financing, or sale of residential, commercial, or industrial real estate.  For purposes of this policy, “principally engaged” means that at least 50% of a company’s revenues are derived from such real estate activities or at least 50% of the fair market value of a company’s assets are invested in real estate.  The Fund will not change this policy unless it notifies shareholders at least 60 days in advance. The Fund invests at least 25% of its net assets (i.e., concentrates) in the real estate industry.

International property companies may include hotel and gaming companies, retailers, theatre companies and property developers of any size market capitalization, including mid, small and micro capitalization companies. The Fund invests in the major international property markets, including those located in emerging market countries. The equity securities in which the Fund may invest include, but are not limited to, common stock, preferred stock, and convertible securities. The equity-linked securities in which the Fund may invest include but are not limited to, depositary receipts and rights and warrants. For the purpose of this policy, micro capitalization companies are those with market capitalizations between $50 million and $300 million.”

Comment 4: In the Fees and Expenses section, please consider removing the Shareholder Fees chart, as they are inapplicable.

Response: Registrant has removed the inapplicable Shareholder Fees from the referenced chart, consistent with the Staff’s comment. The Shareholder Fees chart now shows as follows:

Shareholder Fees (fees paid directly from your investment)	Institutional Shares
~~Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)~~	~~None~~
~~Maximum Deferred Sales Charge (Load) (as a percentage of the offering price)~~	~~None~~
~~Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions (as a percentage of the offering price)~~	~~None~~
Redemption Fee (as a percentage of amount redeemed within 90 days of purchase, if applicable)	1.50%

Comment 5: Upon filing, please include the referenced Expense Limitation Waiver Agreement as an exhibit to the Registration Statement. Please ensure that the waiver will be in place for no less than 12 months from the effective date of the registration statement.

Response: Registrant confirms that it will include the referenced Expense Limitation Agreement as an exhibit to the Fund’s Registration Statement filing. Registrant confirms that the Expense Limitation Agreement will be in place for a period longer than 12 months from the effective date of the Fund. As disclosed in the footnote to the Annual Fund Operating Expenses table:

“Northwood Securities LLC  (the “Adviser”) has contractually agreed to waive its fee and/or reimburse Fund expenses to limit Total Annual Fund Operating Expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to 1.00% through at least June 27, 2016 (the “Expense Cap”). The Expense Cap may only be raised or eliminated with the consent of the Board of Trustees. The Adviser may be reimbursed by the Fund for fees waived and expenses reimbursed by the Adviser pursuant to the Expense Cap if such payment (1) is made within three years of the fee waiver or expense reimbursement (2) is approved by the Board and (3) does not cause the Net Annual Fund Operating Expenses of the Fund to exceed the Expense Cap in place at the time the fees were waived.”

Comment 6: Please confirm that each Expense Example is properly calculated and that it reflects the expense cap reduction only for the duration of the Expense Limitation Waiver Agreement.

Response: Registrant confirms that the Expense Example in the Fund’s prospectus was properly calculated and that the calculation includes the expense cap only for the duration that the Expense Limitation Agreement is in place.

Comment 7: In the Principal Investment Strategies, please confirm your understanding of Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”). Specifically, please revise the Fund’s 80% policy to state that it will include borrowings for investment purposes, rather than may include borrowings for investment purposes.

Response: Registrant confirms its understanding of Rule 35d-1 promulgated under the 1940 Act and has revised the disclosure consistent with the Staff’s comment. The relevant language in the principal investment strategies has been revised as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in the equity securities and equity-linked securities of international property companies with a primary emphasis on equity real estate investment trusts (“REITs”) or REIT-like structures that are principally engaged in the ownership, construction, management, financing, or sale of residential, commercial, or industrial real estate.”

Comment 8: In the Principal Investment Strategies, please explain why and how “retailers, theatre companies, and supermarket chains” are considered international property companies.

Response: Registrant has revised the disclosure to remove reference to supermarket chains from the companies considered by the Adviser to represent international property companies. Registrant continues to broadly classify retailers and theatre companies as being within the scope of international property companies due to the evolving nature of the definition, particularly in off-shore markets. In addition, Registrant considers retailers and theatre companies to be international property companies only to the extent that the primary objective of the management of the respective company is to create value through the active ownership, operation, development and/or management of real estate assets, as disclosed in the Fund’s principal investment strategies.

Comment 9: In the Principal Investment Strategies, please explain how micro capitalization companies are defined.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. The relevant language in the principal investment strategies has been revised as follows:

“International property companies may include hotel and gaming companies, retailers, theatre companies and property developers of any size market capitalization, including mid, small and micro capitalization companies. The Fund invests in the major international property markets, including those located in emerging market countries. The equity securities in which the Fund may invest include, but are not limited to, common stock, preferred stock, and convertible securities. The equity-linked securities in which the Fund may invest include but are not limited to, depositary receipts and rights and warrants. For the purpose of this policy, micro capitalization companies are those with market capitalizations between $50 million and $300 million.”

Comment 10: In the Principal Investment Risks, please revise the “Real Estate and Equity REIT Concentration Risk” to more succinctly discuss and prioritize concentration in equity REITs. Please specifically include industry and REIT-specific risks and disclose separately, to the extent possible. Please clarify how changes in interest rates are likely to affect REITs generally and specifically.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. The relevant language in the principal investment risks has been revised as follows:

“Real Estate and Equity REIT Concentration Risk. Because the Fund concentrates its net assets in the real estate sector (by investing in equity REITs and other companies that invest in real estate assets), it is particularly vulnerable to the risks of the real estate sector, including those specific to equity REITs. Declines in real estate values, changes in interest rates, economic downturns, overbuilding and changes in zoning laws and government regulations can have a significant negative effect on companies in the real estate industry. Extended vacancies, a decline in rental income, failure to collect rents, increased competition from other properties and poor management can also affect the value and performance of equity REITs and companies that invest in real estate assets.

• REIT Securities Risk. In this Prospectus, “REITs” are defined as companies that are permitted by local regulations to avoid payment of taxes at the corporate level by paying out a substantial portion of income to shareholders as dividends. The value of an individual REIT’s securities can decline if the REIT fails to continue qualifying for special tax treatment. Further, the Fund, and in turn its shareholders, will indirectly bear a portion of the expenses, including management fees, paid by each REIT in which it invests, in addition to the expenses of the Fund. Shareholders may also invest in REITs directly and, thus, avoid such duplicative fees. Different REIT structures may implicate different risks based on the strategies employed (e.g., whether a particular REIT employs leverage), underlying property type (e.g., hotels have a different set of risks than shopping malls), and geographic area of the underlying property of the REIT.

• Interest Rate Risk. Interest rate risk is the risk that preferred securities, and to a lesser extent dividend paying common stocks, may decline in value because of changes in market interest rates. When market interest rates rise, the market value of such securities generally will fall. Generally, the market values of securities with longer maturities are more sensitive to changes in interest rates. Specific investments may be more or less affected by changes in interest rates. For example, mortgage REITs derive their income from interest payments on such loans and are more likely to be impacted by fluctuations in interest rates.”

Comment 11: In the Item 9 Principal Investment Strategies, please clarify how the Registrant will determine how international property companies are classified as international and how the Registrant will allocate a company’s geographic exposures in connection with the geographic-based investment limitations.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. The relevant language in the principal investment strategies has been revised as follows:

“Under normal circumstances, the Fund expects to invest 20% to 60% of its total assets in Europe and 20% to 60% of its total assets in Asia, with a maximum of 75% of its total assets in a single region (Asia, Europe or Latin America).  Not more than 30% of the total assets of the Fund may be invested in a single country. These guidelines may not be followed, including, without limitation in respect of short-term defensive and/or macro environment considerations. For the purpose of this policy, the categorization of international property companies and geographic exposure limitations are based on a company’s domicile and the location in which the majority of the companies’ real estate holdings are located.”

Comment 12: In the Item 9 Principal Investment Strategies, please restate the phrase “attractive risk-adjusted total return potential” in a way that an average investor can understand.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. The relevant language in the principal investment strategies has been revised as follows:

“To pursue capital appreciation, the Fund will ~~target companies with attractive risk-adjusted total return potential,~~ consider the risk adjusted rate of return of companies, as determined by the Adviser.”

Comment 13: Please briefly describe the NAREIT Developed EX-US Total Return Index.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. The relevant language in the principal investment strategies has been revised as follows:

“The long-term objective of the Fund shall be to exceed the performance of the FTSE EPRA/NAREIT Developed EX-US Total Return Index (the “Index”) over a market cycle, typically three to five years. The Index is designed to measure the performance of real estate companies and REITs engaged in the ownership, disposal, and development of real estate markets in developed companies (except the United States).”

Comment 14: In the “Portfolio Selection Process,” please describe how securitization trends will impact investment decisions and securities selection.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. The relevant language in the principal investment strategies has been revised as follows:

“The Adviser analyzes global and regional economic trends and the market for different types of real estate including residential, commercial, or industrial. In addition, the Adviser makes assessments of the economic environment and securitization trends, and then derives an investment strategy formulated to take advantage of perceived opportunities. Securitization trends include the evolving structure of REITs in international markets and the corresponding expansion of the universe of potential investments.”

Comment 15: In the “Investment Adviser” section, please revise the disclosure to delete duplicative references to the Adviser’s registration as an investment adviser under the Investment Advisers Act of 1940.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 16: In the “Portfolio Managers” section, please confirm that there are no legal or contractual issues, given that all three portfolio managers served as portfolio managers of a competitor fund with similar investment objectives.

Response: Registrant confirms that there are no legal or contractual issues relating to the portfolio managers of the Fund.

Comment 17: With respect to the section entitled “Account Application and Customer Identity Verification,” please supplementally explain the circumstances of satisfying purchase requests without prior verification.

Response: Under normal circumstances, the transfer agent for the Fund will process a prospective investor’s investment in the Fund upon receipt of an account application that is in “good order.” For an account application to be in good order, it must contain all required identification information, including the prospective investor’s name, address, date of birth, and social security number or taxpayer identification number, among other things. The transfer agent will subsequently seek to verify the investor’s identity based on documentary or non-documentary methods of verification. If unable to do so, the Fund may then redeem the investor’s investment at the next NAV calculated after the fund decides to close the account.

Comment 18: In the “Taxes” section, please revise the disclosure to delete duplicative references to each individual investor having a unique tax situation.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment 19: In the Investment Policies and Risks, please clarify what the Registrant means by “foreign investments.”

Response: Registrant has revised the disclosure to remove reference to the vague term “foreign investments,” consistent with the Staff’s comment. The relevant language has been revised as follows:

“The following paragraphs provide more detail regarding the Fund’s investment policies and the associated risks. Other than investing in international equity securities (specifically, common and preferred stocks), international equity-linked securities (specifically, rights, warrants, and depositary receipts), and international equity real estate investment trusts (REITs), ~~and foreign investments~~ the following strategies and instruments are non-principal strategies of the Fund.”

Comment 20: In the section relating to rights and warrants in the Investment Policies and Risks, reference is made to forms of derivative instruments. Please confirm that the Fund will segregate the appropriate amounts in accordance with Section 18 of the 1940 Act and Release 10666 when employing leverage transactions.

Response: The Fund will not invest in derivative instruments. Registrant has revised the disclosure to remove any such reference.

Comment 21: In the Investment Policies and Risks, there is a statement suggesting that a majority of the Fund’s investments will be in the securities of equity REITs, which is a narrower investment strategy than the strategy stated in the Fund’s prospectus. Please revise this statement and confirm whether the statement is intended to be a fundamental policy or restriction. In addition, please address whether the Fund will only invest in securities denominated in U.S. dollars. To the extent that the risk profiles of various REITs differ, please disclose in the prospectus.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. The relevant language has been revised as follows:

“A REIT is a corporation or a business trust that would otherwise be taxed as a corporation. REITs are often divided into three categories: equity REITs, mortgage REITs and hybrid REITs. An equity REIT invests primarily in the fee ownership or leasehold ownership of land and buildings. Rental income is the main source of income for equity REITs. An equity REIT may also realize capital gains or losses by selling real estate properties in its portfolio that have appreciated or depreciated in value. A mortgage REIT invests primarily in mortgages on real estate, which may secure construction, development or long-term loans. A hybrid REIT combines the characteristics of equity REITs and mortgage REITs, generally by holding both ownership interests and mortgage interests in real estate. ~~Under~~ The Fund has a non-fundamental policy to invest, under normal circumstances, a majority of the Fund’s ~~investments will be in the securities of equity REITS~~ assets in the equity securities and equity-linked securities of international property companies with a primary emphasis on equity REITs or REIT-like structures that are principally engaged in the ownership, construction, management, financing, or sale of residential, commercial or industrial real estate.”

Comment 22: In the Information Concerning Trust Committees, please update references for the year 2015.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 23: In the Distributor section, please confirm if there is a Rule 12b-1 Plan with respect to any class of shares of the Fund. If so, please include the appropriate disclosure in the fees and expenses table.

Response: The Fund does not have a Rule 12b-1 Plan relating to its sole class of shares. Registrant has revised the disclosure to remove reference to such a plan.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

                              /s/ Zachary R. Tackett
Zachary R. Tackett
cc: Alison Fuller, Esq.
Stradley Ronon Stevens & Young LLP